UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month October 2011
(Commission File No. 001-35193)
Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Press Release, dated October 28, 2011.	2

2. Relevant Event, dated October 28, 2011.	4

Announcement of Extraordinary General
Shareholders’meeting December 2, 2011
Grifols plans a bonus share issue to
remunerate its shareholders
•	The share capital increase subject to shareholders’ approval will consist on the issuance of 29,687,658 new class B free shares charged against voluntary reserves

•	Each shareholder will receive free of charge 1 new Class B share for each 10 old shares regardless of whether they are Class A or Class B

•	Grifols keeps its commitment to shareholder remuneration at the same time that increases the liquidity of its non-voting shares
Barcelona, October 28, 2011.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ:GRFS), third company worldwide in the plasma proteins industry has called an Extraordinary General Shareholders’ Meeting to propose a share capital increase for a nominal amount of 2.96 million euros. The increase will consist on the issue and allotment of 29,687,658 newly issued non-voting shares (Class B) of 0.10 euros nominal value each without share premium.
The non-voting shares (Class B) will be issued against voluntary reserves and will enable Grifols shareholders to receive free of charge 1 new Class B share for each 10 old shares regardless whether they are Class A or Class B.
With the proposed issue of free shares, Grifols keeps its commitment towards maximizing the remuneration to its shareholders, that showed their trust towards its management and the company’s future, approving the allocation to voluntary reserves of Grifols entire 2010 profit (157.68 million euros). Despite the need to reinvest profits as a result of the acquisition of Talecris, the group has always kept committed to finding alternative ways to remunerate its shareholders.
Currently the company’s share capital totals 114.91 million euros, represented by 213,064,899 ordinary shares (Class A) and 83,811,688 non-voting shares (Class B). After the capital increase, Grifols share capital will total 117.88 million euros, represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B).

Grifols “Class B” shares carry the same economic rights as the ordinary shares and a preferred dividend.
The newly issued non-voting shares (Class B) will also be listed in Spain and in NASDAQ via ADS’s (American Depositary Shares). As well as having the same dividend and economic rights as the ordinary shares, Class B shares also carry a series of additional rights, such as a preferred dividend.
The share capital increase, will also bring more liquidity to Grifols Class B shares, with the objective to facilitate market trading. As at October 27 2011, Grifols’ Class B shares trade at 9.08 euros.
Amongst the proposed resolutions it is worth noting the modification of the Articles of Association to bring the contents in line with the current Company’s act (“Ley de Sociedades de Capital”) and with the corporate website.
About Grifols
Grifols, with presence in more than 90 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’s class A shares have been listed on the Spanish Stock Exchange (MCE:GRF) since 2006 and have been part of the Ibex-35 since 2008. In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE:GRF.P) and in NASDAQ-United States via ADRs (NASDAQ: GRFS).
Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products. In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 147 plasma donor centres in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe, where upcoming sales are expected to represent 53%, 7% and 26%, respectively.
DISCLAIMER
The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

GRIFOLS, S.A.
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Extraordinary General Shareholders’ Meeting that will be held on first call at Avenida Generalitat, 152-158, Polígono Can Sant Joan, Sant Cugat del Vallés (Barcelona), at 12:00 a.m. CET, on 1 December 2011, and at the same place and time, on 2 December, on second call, with the following:
Agenda
First.	Increase of the Company’s share capital in the amount of Euro 2,968,765.80, by issuing 29,687,658 new shares without voting rights of Class B, with a par value of Euro 0.10 each, without share premium, against voluntary reserves, in the proportion of 1 new share of Class B for each 10 former shares of Class A or B, with provision of incomplete allocation. Amendment of Article 6 of the Company’s Articles of Association (share capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

For the purposes of passing the above-mentioned resolution of capital increase, the interested shareholders (shareholders who hold shares of Class A and shareholders who hold shares of Class B) shall vote separately at the General Meeting.

Second.	Delegations to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act, within the legal term of five years as of the date of this General Shareholders’ Meeting up to a maximum amount equivalent to 50% of the Company’s share capital as of the date of this authorisation, being enabled to carry out the increase at once or in several times. Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, pursuant to the provisions of article 506 of the Companies Act.

Third.	Amendment of the Articles of Association:
3.1.-	Amendment of articles 1, 9, 13, 14, 16, 17.bis, 23, 25, 26, 27, 28, 29 and 30 of the Company’s Articles of Association in order to adequate their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording.

3.2.-	Inclusion of a new article 9.bis in the Articles of Association in order to incorporate the latest legislative developments concerning corporate web pages introduced by the Companies Act presently in force.

3.3.-	Amendment of articles 22 and 22.bis of the Company’s Articles of Association in order to allow more flexibility concerning the regulation of the calls and holding of distance Board Meetings and to adequate their wording to the developments introduced by the new Companies Act.
Fourth.	Amendment of articles 5, 6, 7, 8, 9, 11, 12, 16, 19 and 20 of the Regulations of the General Shareholders’ Meetings in order to adapt their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording.

Fifth.	Establishment of the corporate web page pursuant to the provisions of article 11.bis of the Companies Act.

Sixth.	Granting of authorities in order to formalise and execute the resolutions passed by the General Meeting.
It is stated that, pursuant to the provisions of section 6.2 of article 6 Bis of the Company’s Articles of Association, those shareholders who hold shares of Class B will have the right to vote separately regarding the resolution set forth in the First item set out on the agenda.
Likewise, and after stating the issues included on the agenda, the General Meeting will be informed of the amendment of the Regulations of the Company’s Board of Directors, pursuant to the provisions of article 528 of the Companies Act (Ley de Sociedades de Capital).
Information right
As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesús y María, 6, 08022 Barcelona), to look up on the corporate web page (www.grifols.com), and to obtain or request the immediate delivery of the following documents free of charge:
(i)	Proposed resolutions corresponding to the items included on the agenda of the General Shareholders’ Meeting;

(ii)	Complete text of the proposed amendments to the Company’s Articles of Association and the relevant directors’ report regarding (a) the proposal of share capital increase referred to in the first item of the agenda; (b) the proposal of share capital increase referred to in the second item of the agenda; and (c) the proposed amendments to the Articles of Association referred to in the third item of the agenda:

(iii)	Complete text of the amendments to the Regulations of the General Shareholders’ Meeting and the relevant report justifying such proposals; and

(iv)	The report prepared by the Company’s auditor of the accounts regarding the balance sheet on which the share capital increase mentioned in the first item of the agenda is based.

Additionally, pursuant to the provisions of articles 197 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulation of the Board of Directors and Article 9 of the Regulation of the General Shareholders’ Meeting, as from the date of publishing of the notice of call, the shareholders may request the Board of Directors in writing up to the seventh day prior to the date scheduled for the holding of the General Meeting, or verbally while the meeting is held, the information and clarifications that they may deem necessary, or to raise any question they may deem pertinent regarding the items included on the agenda. Furthermore, with the same advance notice and form, the shareholders may request any information or clarification or to raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting was held (24 May 2011).
Once the General Meeting has been summoned, the shareholders that are willing to make use of their right to speak in order to request information or to propose resolutions regarding the items included on the agenda will be able, after the indication of the Chairmen, to address the Secretary or, if applicable, the Notary, or the personnel assisting them, stating his name and surnames, the number of shares held by him and the shares that these represent. In the event a shareholder wishes that his intervention is literally included in the Minutes of the Meeting, such shareholder will have to submit his intervention in writing at that same moment to the Notary or the Secretary.
Right to attend
All shareholders will have the right to attend the General Shareholders’ Meeting of the Company, as long as their shares are registered in their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders’ Meeting is to be held.
In order to exercise their right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.
Those shareholder who have the right to attend may enable their representation by another person through a proxy, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders’ Meeting, in writing or via distance communication means as set forth below.
Vote and distance delegation
The shareholders may cast their vote regarding the proposals included on the agenda through the following distance communication systems:
(a)	by means of postal correspondence, or by sending the attendance, delegation and log-distance voting card, duly signed and with indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)	by means of electronic communication, through the Company’s corporate web page (www.grifols.com), al long as such mean guarantees the security of the electronic communications, and that the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors due to the fulfilment of the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.
Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following distance communication systems:
(a)	by means of postal correspondence, or by sending the attendance, delegation and log-distance voting card, duly signed and with indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)	by means of electronic communication, through the Company’s corporate web page (www.grifols.com), al long as such mean guarantees the security of the electronic communications, and that the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate authenticity guarantees and establishes the identity of the voting shareholder.
The shareholder who confers his representation by distance communication systems must notify the appointed proxy of the representation conferred. When the representation is conferred to a Company’s Director and/or the Secretary and/or the Vice Secretary, such notification will be considered implemented upon its receipt by the Company.
Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favour of individuals other than the Company’s Directors and/or Secretary and/or Vice Secretary, must be printed out, signed and submitted by the proxies, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start.
Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start.
In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting to be held.
The Company reserves the right to amend, suspend, cancel or restrict the electronic voting and delegation mechanisms for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as deem convenient in order to guarantee the identity of those assisting, the authenticity of the vote or the delegation and, in general, the legal certainty of the holding of the General Shareholders’ Meeting.

The Company will not be responsible for any damages caused to the shareholder due to the lack of availability and effective operation of its web page and of the services or contents provided through such page as a result of any failure, overload, fallen lines, connection failure or any other equal or similar incident whatsoever, beyond the Company’s control, which prevent the use of the electronic voting and delegation mechanisms.
Computer application for the casting of the vote and the delegation through electronic means will be operative as of November 17, 2011 at 00:00:01 hrs. CET and up to November 25, 2011, at 23:59:59 p.m. CET.
Participation of a Notary at the Meeting
Board of Directors has agreed to request, pursuant to the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital), the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting.
Personal data
The personal data sent to the Company by the shareholders for the exercise of their information, attendance and representation rights at the General Meeting or those provided for these purposes by the entities in which such shareholders have their shares deposited, shall be processed by the Company for the management of the development, compliance and control of the existing shareholder relationship. Likewise, the data collected will be included in a data processing file for which the Company is responsible, the purpose of which is the management of all maters related to the development of the General Meeting. The shareholder has a period of thirty (30) days as from the Meeting being held to oppose to such data processing, by going to the registered office of the Company (calle Jesús y María, 6, 08022, Barcelona, Spain) for such purpose; at the end of this period, the shareholders’ consent will be considered granted. Shareholders may exercise their rights of access, correction, opposition and cancellation by sending a letter with the national identification document of equivalent identity document, addressed to the above-mentioned corporate office, to the attention of the Secretary of the Board of Directors.
Prevision for the holding of the General Shareholders’ Meeting
The shareholders are informed that the Meeting is foreseen to be held on second call, namely, on December 2, 2011, at 12:00 hours CET, at the place first written above.
Barcelona, October 20, 2011
The Secretary to the Board of Directors
Raimon Grifols Roura
THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL
SPANISH VERSION OF THE NOTICE OF CALL OF THE GENERAL SHAREHOLDERS’
MEETING OF THE COMPANY. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH
VERSION SHALL PREVAIL.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell Name: David I. Bell
Title: Authorized Signatory

Date: October 28, 2011